EXHIBIT 99.1

Colliers extends contract with Global Chairman & CEO

Largest shareholder to propel growth and maximize shareholder value through 2029

TORONTO, Oct. 01, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX, NASDAQ: CIGI) is pleased to announce that it has extended the term of the existing management services agreement with its Global Chairman and Chief Executive Officer and largest shareholder, Jay S. Hennick, to January 1, 2029.  The agreement was due to expire in April 2026.

Mr. Hennick has been instrumental in shaping Colliers since its initial acquisition in 2004. Under his leadership, the company has expanded operations globally, diversified its business adding new growth engines while increasing recurring earnings to 70%. Since Colliers became a standalone public company in 2015, its market capitalization has grown from approximately US$1.5 billion to US$6.1 billion as of December 31, 2023.

In connection with this extension, Colliers has created a new performance-based long term incentive plan that ties a significant proportion of Mr. Hennick’s total compensation to the achievement of certain market capitalization-based growth targets. Under this arrangement, Mr. Hennick has been granted a total of 428,174 cash-settled performance units that are subject to the satisfaction of certain performance-based vesting conditions during the period ending January 1, 2029. To the extent incentives are earned, Colliers will be obligated to make a one-time cash payment equal to the number of vested units multiplied by the twenty-day volume-weighted average trading price of the Colliers subordinate voting shares at such time.  For the full amount of the units to vest, Colliers’ market capitalization would have to increase to approximately US$12.3 billion, an amount that is double Colliers’ market capitalization as at December 31, 2023. A smaller portion of the performance units may vest and be paid if certain lower market capitalization hurdles are satisfied during the term. The performance units cannot be share settled and do not give Mr. Hennick any rights as a shareholder of Colliers.

“On behalf of the Board, we are excited about securing Jay’s continued leadership, vision and tireless devotion to Colliers’ growth and value creation over the next five years,” said Jack Curtin, Colliers’ lead director. “With the implementation of this new long-term performance-based compensation plan, we believe that Colliers will be best positioned to continue delivering exceptional shareholder returns for many years to come.”

Further details regarding this performance-based long term incentive plan will be provided in the management information circular for the next annual meeting of shareholders in early 2025.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 68 countries, our 22,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of more than $4.4 billion and $96 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Company Contact:
Christian Mayer, CFO
Colliers International Group Inc.
(416) 960-9500